EXHIBIT 3

Information Compendium

For the Six Months To

31 December 2003

Company contact details

Contact Mayne Investor Relations:

Larry Hamson

General Manager Corporate Relations

Ph: 61 3 9868 0380

Fax: 61 3 9868 0751

larry.hamson@maynegroup.com

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Contents

	COMPANY CONTACT DETAILS		2

I.	GROUP INFORMATION		4

	1.	Profit Statement	4

	2.	Balance Sheet	8

	3.	Cash Flow	11

II.	PHARMA		13

	1.	Pharmaceuticals	13

	2.	Consumer Products	18

III.	DIAGNOSTIC SERVICES		21

	1.	Pathology	21

	2.	Diagnostic Imaging	26

IV.	PHARMACY SERVICES		30

V.	SIGNIFICANT ITEMS AND DISCONTINUED BUSINESSES		33

I. GROUP INFORMATION

1. Profit Statement

Profit Statement*

($m)	1H03	2H03	1H04
Continuing business EBIT	67.1	65.7	70.9
Discont. business EBIT	25.7	18.0	37.6

Group EBIT	92.8	83.7	108.6
Net Interest expense	(17.3)	(15.8)	(10.7)

Profit before tax	75.5	67.9	97.8
Taxes	(41.0)	(41.9)	(41.1)
Minority interests	(1.4)	(2.2)	(2.0)

NPAT before significant items	33.1	23.8	54.7
Significant items	(90.8)	(422.2)	(6.0)

Reported NPAT	(57.7)	(398.4)	48.7

Normalised NPAT
Reported NPAT	(57.7)	(398.4)	48.7
Significant items	90.8	422.2	6.0
Intangibles amortisation	44.5	45.2	37.3

Normalised NPAT	77.6	69.0	92.0

Significant items (after-tax)	$m

Gain on sale of hospitals	0.5

Tax expense on adoption of Australian tax consolidations	(6.5)

(6.0)

*	Minor inconsistencies in adding/subtracting figures in table due to rounding.

Mayne Group Limited (Mayne) reported a solid overall result in 1H04 as it continued its strategic repositioning to focus on its higher growth, higher margin businesses of Pharmaceuticals and Diagnostic Services. Reported EBIT increased 17% ($15.8 million) over the prior corresponding period to $108.6 million in 1H04. EBIT from the continuing business (i.e. excluding hospitals, logistics and the rationalised consumer dermaceuticals businesses) improved to $70.9 million an increase of 5.7% over the prior corresponding period. This growth was primarily generated from the full period contributions of the acquisitions made in Diagnostic Services.

The Group’s NPAT before significant items increased 65% over the prior corresponding period to $54.7 million. NPAT partially benefited from lower net interest expense in the last six months, but the majority of NPAT growth was driven by higher earnings across the business units.

Reported NPAT increased by $106.4 million over 1H03 to $48.7 million. In 1H03, Mayne reported $90.8 million in significant items primarily related to the write-down of assets in the hospitals division to their estimated net recoverable amounts, and provisioning for hospital and consumer products operations that were either rationalised or sold.

Normalised NPAT (before significant items and goodwill amortisation) increased by 19% ($14.4 million) over the prior corresponding period to $92.0 million. Goodwill amortisation decreased in comparison to prior periods primarily resulting from the write-downs to the hospitals (approximately $270 million) and pharmacy services ($80 million) businesses reflected in the significant items recognised in June 2003. This was partially offset by increased goodwill amortisation associated with the Diagnostic Services and Pharmaceuticals acquisitions completed in the last 12 months. The impact of these acquisitions are discussed in further detail in the business unit segments of the compendium.

Continuing Business Profit Statement*

($m)	1H03	2H03	1H04
EBIT	67.1	65.7	70.9
Net Interest expense	(11.5)	(13.4)	(6.0)

Profit before tax	55.6	52.2	64.9
Taxes	(26.9)	(31.0)	(30.0)
Minority interests	(1.3)	(1.9)	(2.1)

NPAT before significant items	27.4	19.4	32.8
Significant items	(21.8)	(147.4)	(6.5)

Reported NPAT	5.6	(128.0)	26.3

Normalised NPAT
Reported NPAT	5.6	(128.0)	26.3
Significant items	21.8	147.4	6.5
Intangibles amortisation	34.9	39.1	36.4

Normalised NPAT	62.2	58.5	69.1

*	Minor inconsistencies in adding/subtracting figures in table due to rounding.

EBIT generated from Mayne’s continuing businesses increased $3.8 million (or 5.7%) over the prior corresponding half to $70.9 million. Continuing NPAT before significant items grew 19.7% over the prior corresponding period. Interest expense for the continuing business decreased significantly due a lower net debt balance following the completion of the sale of logistics in February 2003 and most of the hospitals business in November 2003. The decreased interest costs were partially offset by higher taxes for the continuing business.

Normalised NPAT also improved, growing to $69.1 million, approximately 11.1% above the prior corresponding period.

Normalised EPS – Continuing Business*

*	Before significant items and goodwill amortisation for continuing business only.

The solid growth in normalised NPAT for the continuing business combined with the decrease in weighted average issued share capital caused by the on-market buy-back, has translated into growth in normalised EPS of 18.2% over the prior corresponding period. Mayne generated normalised EPS from its continuing business of 9.1 cents per share, versus 7.7 cents per share in the same period last year.

The off-market buy-back tender of approximately $250-350 million that is expected to occur in March 2004, will have a positive impact on Mayne’s future EPS, all else being equal.

Earnings Per Share

Diluted EPS *	4.1	3.0	7.2
Interim DPS	4.0	—	10.5

*	Before significant items, after goodwill amortisation.

Mayne’s EPS before significant items increased to 7.2 cents per share from 4.1 cents per share in the prior corresponding half. This positive result is attributable to the increase in group EBIT; lower interest expense; and lower issued share capital as a result of the on- market buy-back.

Normalised EPS (excluding goodwill amortisation and significant items) for Mayne’s continuing and discontinuing businesses was 12.0 cents in 1H04 an increase of 25% over the prior corresponding period result of 9.6 cents.

Mayne has announced a 4.5 cent interim dividend per share, which when added to the special dividend paid in lieu of the 2003 final dividend, results in a total dividend payment of 10.5 cents per share for the first half of fiscal 2004. The 4.5 cent interim dividend is expected to be paid on 31 March 2004 and represents a 0.5 cent (or 12.5%) increase over the interim dividend paid for the prior corresponding period.

Sales Revenue

Total	$2,850.1m	$2,344.4m	$2,332.1m

Sales revenue for Mayne’s continuing businesses increased 11.7% over the prior corresponding period to approximately $1.8 billion. Continuing revenues improved across all business units (with the exception of Consumer Products due to the Pan recall and product portfolio rationalisation program) with the largest growth recorded in Diagnostic Services resulting from the full period impact of several acquisitions made in the last 18 months. Substantially all discontinued sales revenue in 1H04 relates to Mayne’s private hospitals portfolio which was sold to a consortium of private equity investors in November 2003. The sale of 12 of the 53 hospitals in Mayne’s network are subject to regulatory approvals which are expected to be obtained individually and at various times over the next six months.

Discontinued revenues in the prior periods related to the logistics businesses sold in fiscal 2003 as well as the dermaceuticals businesses that were either rationalised or sold.

Earnings Before Interest & Tax (“EBIT”)

($m)	1H03	2H03	1H04
Pharma (1)	33.4	26.4	27.9
Diagnostic Services (2)	25.0	31.3	33.4
Pharmacy Services	14.3	15.6	15.7

Continuing Businesses	72.7	73.3	77.0

Unallocated	(5.6)	(7.6)	(6.1)
Underlying EBIT	67.1	65.7	70.9
Discont. Businesses	25.7	18.0	37.7
Reported EBIT	92.8	83.7	108.6

(1)	Pharmaceuticals and Consumer Products.
(2)	Pathology, Diagnostic Imaging and Medical Centres.

Group EBIT increased $15.8 million (or 17%) over the prior corresponding period to $108.6 million. This robust growth was generated from Mayne’s continuing business as well as increased contribution from the divested hospitals operation. As expected, the Pharma division reported lower EBIT as a result of the weak pipeline of new product launches in fiscal 2004, continuing price erosion for products in the existing portfolio and the foreign exchange effect of the appreciating Australian dollar. This was partially offset by a good recovery in the Consumer Products business following Pan. Diagnostic Services reported strong EBIT growth due to the full period contribution from acquisitions made in the last three halves. Pharmacy Services posted a steady earnings result in a difficult operating environment highlighted by opportunistic and competitive pricing initiatives taken by competitors at the time when the sale process for Pharmacy Services became public.

Taxation

Income tax expense from ordinary activities, excluding the tax impact of significant items, was $41.1 million consistent with the prior corresponding half. However, the effective tax rate decreased to 42.0% in 1H04. This significant decrease versus prior periods is due primarily to a higher percentage of profit before tax being sourced from Australia as well as a one-time tax expense incurred in 2H03 related to the rationalisation of Consumer Products dermaceutical business in the US. Excluding the impact of goodwill, the underlying effective tax rate was 30.4% in 1H04. It should be noted that Mayne has future income tax benefits from prior year losses and accordingly income tax paid by Mayne in future periods should be significantly lower than income tax expense helping to increase operating cash flow.

2. Balance Sheet

Gross Debt & Deposits

Deposits increased significantly in 1H04 primarily due to receipts related to the sale of Mayne’s freehold hospital business on 1 December 2003. Gross debt consists predominantly of hedged USD denominated term debt which matures in 2006. This debt has been maintained as it is attractively priced, unsecured and of reasonable tenor.

Net Debt/ Net Cash

Mayne had a net cash position of approximately $177 million at 31 December 2003, an increase of $550 million in the last six months. Receipts related to the sale of Mayne’s freehold hospitals offset by:

•	The continuation of the on-market share buy-back program announced in August 2002;

•	The acquisition of the NaPro Biotherapeutics, Inc. and Abbott Laboratories paclitaxel businesses;

•	The acquisition of pharmaceutical oncology products from Xanodyne Pharmacal and the acquisition of the Melbourne Ultrasound for Women diagnostic imaging practice; and

•	Capital expenditure and dividend payments made in the period.

Gearing*

*	Net debt/(net debt and equity)

Mayne had a net cash position of $177 million at 31 December 2003. Accordingly, significant flexibility exists for Mayne to invest for growth, repay gross debt, or return further capital to shareholders. At 31 December 2003, Mayne was positively geared, having a gearing ratio of – 6.5%. Mayne is expecting to increase its gearing ratio in the next six months as a result of the off-market buy-back tender of $250-350 million as well as the capital expenditure initiatives announced for QML (approximately $27.5 million) and Mayne’s pharmaceutical manufacturing facilities (approximately $60 million).

Capital Employ

Total ($m)	4,020	3,361	2,718

Net capital employed decreased to $2.7 billion at 31 December 2003 from approximately $3.4 billion at 30 June 2003. Mayne’s net debt decreased by $550 million for the reasons previously highlighted and equity decreased by $93 million primarily due to shares repurchased under Mayne’s on market buy-back program, offset partially by the issue of shares under Mayne’s dividend re-investment plan, and the profit generated by Mayne in the half.

Mayne’s Pharma division increased capital employed by $174 million to approximately $1.3 billion resulting from the NaPro and Abbott paclitaxel acquisitions as well as various product acquisitions completed in the period.

Capital employed for Diagnostic Services decreased slightly compared to 30 June 2003 resulting from better working capital management. (Note that in prior compendia, Medical Centres was included in Health Services but is now part of Diagnostic Services).

Pharmacy Services reduced its capital employed by approximately $10 million in the last six months due to a decrease in working capital.

Return on Capital Employed

(1)	Return on Invested Capital – calculated as Reported EBITA less actual group underlying tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as Reported EBITA less actual group underlying tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Reflects continuing business earnings (i.e. Including hospitals) and total capital employed as it was at 30 June 2003.
**	Reflects continuing business earnings (i.e. excluding hospitals) and total capital employed as at 31 December 2003.

Mayne’s group ROIC has remained relatively stable at approximately 5.0% over the last 18 months, implying that changes in the economic return to Mayne from its continuing operations have been consistent with the changes in capital employed as Mayne continues to reshape itself. RONTA increased to 9.4% in 1H04, reflecting an increase in the proportion that goodwill represents of total capital employed, and hence creating a higher return on net trading assets (excluding goodwill).

Shares On Issue

(m)
Opening – 1 July 2003	772.7

Dividend Reinvestment Plan	3.8
Share Buy-back	(30.2)
Exercise of Options	0.1

Closing – 31 December 2003	746.4

The number of shares outstanding decreased by 26.3 million between 1 July and 31 December 2003. Mayne repurchased approximately 30.2 million shares through its on-market share buy-back program. This was offset by the issue of 3.8 million shares through the Dividend Re-Investment Plan. The weighted average number of shares outstanding in 1H04 was 763.6 million. In December 2003, Mayne announced that it had increased the number of shares available to be repurchased under its on-market buy-back program to 85 million shares. Of this amount, there are approximately 3.6 million shares which may be repurchased under the on-market buy-back program without seeking shareholder approval. Mayne is seeking shareholder approval at a General meeting on 4 March 2004, for an extension of its capital management program to enable the Company to repurchase up to 180 million shares.

Substantial Shareholders (at December 2003)*

	Shares (m)	% of Issued Share Capital
Franklin Resources /Templeton	86.1	11.5%
Maple-Brown Abbott	83.3	11.2%

*	Analysis does not include custodians holding shares for other fund managers.

Maple-Brown Abbott and Franklin/Templeton continue to hold the largest positions in Mayne’s share register, holding 11.2% and 11.5% of issued share capital respectively at 31 December 2003.

3. Cash Flow

Underlying Cashflow

(excluding significant items)

($m)
EBITDA	191.8
Working Capital Movement	(35.2)

156.6

Receipts	2,389.9
Payments	(2,228.9)

Gross Operating Cash Flow	161.0

Significant items in operating cash flow not in EBITDA	8.5

Normalised Operating Cash Flow	169.5

Income Taxes Paid	(5.1)
Capital Expenditure	(74.8)
Asset Disposals	0.2

Free Cashflow	89.8
Net Interest Paid	(17.7)
Dividends Paid	(33.7)

Net Cashflow	38.4

Mayne’s gross operating cash flow improved 32.5% in 1H04 to $161.0 million from $121.5 in the prior corresponding period. The correlation between earnings, adjusted for normalised operating movements in working capital also improved. Operating cash flow, normalised to exclude significant items not in EBITDA, was $169.5 million and free cash flow generated by the group was $89.8 million. The working capital reconciliation set out below is normalised to adjust for businesses acquired/divested and non-operating movements such as non-cash provisions and dividends payable. Normalised working capital increased $35.2 million in the last six months. Receivables in Pharmaceuticals and Pharmacy Services increased due to higher sales in the period and underlying Consumer Products receivables grew following a return to normal trading conditions late in the second half. Normalised inventory balances increased in Pharmacy, Pharmaceuticals and Consumer, offset by higher normalised trade creditor balances in these businesses.

Working Capital Movement Reconciliation

Sources / (Uses) Cash	($m)
Trade Debtors	(52.5)
Other Debtors (inc. GST receivables)	17.3
Inventory	(68.9)
Prepayments	2.1
Assets held for resale	—
Trade Creditors	86.5
Other Creditors (inc. GST payables)	(10.9)
Provisions	(8.8)

(35.2)

Receivables movement per 4D	159.9
Less Other net non-op. receivables (1)	(195.1)

(35.2)

Trade Debtors Movement	(52.5)
Other Debtors Movement	17.3

(35.2)

Assets held for resale movement per 4D	35.3
Less assets divested	(35.3)

Underlying movement	—

Inventories movement per 4D	(61.5)
Less net invent. acq/div.	(7.4)

Underlying inventories movement	(68.9)

Prepayments movement per 4D	8.4
Less net prepay. acq./div.	(6.3)

Underlying prepayments movement	2.1

Payables movement per 4D	(72.3)
Less net non-op. payables (2)	147.9

Underlying payables movement	75.6

Underlying Trade Creditors movement	86.5
Underlying Other Creditors movement	(10.9)

Underlying payables movement	75.6

Provisions movement per 4D(3)	(87.8)
Less net non-op. prov. (4)	79.0

Underlying Provisions movement	(8.8)

(1)	Relates primarily to net receivables acquired/ divested, credit notes issued re: Pan and tax receivable reclassification.
(2)	Relates to net payables acquired/divested other non-operating provisions included in other creditors.
(3)	Includes non-current provisions on the balance sheet relating primarily to Employee Entitlements.
(4)	Relates to net provisions acquired/divested and non-operating dividend provisions, Pan provision, and Consumer and other restructuring/devolution provisions etc.

Capital Expenditure

Total capital expenditure across the group was $74.8 million in the first half, a decrease of approximately $28 million from the prior corresponding period related to investments made in the logistics businesses prior to their sale in February 2003.

In Pharmaceuticals, Mayne invested in Seidenader inspection machines as well as a freeze dryer for non-cytotoxic products. In addition, the business incurred expenses associated with planning for the facility expansions at Mulgrave and Aguadilla.

Capital expenditure was approximately 34.2% higher than the prior corresponding period in Diagnostic Services. This increase is consistent with the overall growth of the business in the last two years brought about by the acquisition of QML, QDI, the Pacific Healthcare sites and the remaining shares in GPS. In addition, Mayne upgraded its diagnostic imaging facility at Knox in Victoria during the last half.

Discontinued business capital expenditure relates to the Hospitals business that was sold in November 2003, and was relatively flat in comparison to prior periods.

Other Assets / Liabilities

($m)	1H03	2H03	1H04
Assets Held for Sale	24.6	35.3	—
Sale Proceeds Receivable*	401.1	43.0	38.4
Intangibles	1,858.8	1,764.8	1,852.1
Investments	8.8	8.5	1.4
FITB	207.1	198.3	117.7
Currency Swap Principal	60.1	22.8	(0.3)

Provision for Taxation	15.4	34.9	12.1
Deferred Taxation	63.1	41.3	18.1

*	Included in Receivables balance in 4D balance sheet at 30 June 03 and 31 December 03.

Assets held for resale at 30 June 2003 represented the hospitals sold to Healthscope. Transfers with respect to these hospitals were completed in 1H04.

Intangibles increased in 1H04 as a result of goodwill associated with the NaPro Biotherapeutics, Inc and Abbott Laboratories paclitaxel acquisitions as well as the Diagnostic Services acquisitions completed in the half.

Future income tax benefits (FITB) declined by $89.4 million resulting from:

•	The utilisation of prior year tax losses to reduce current year taxes;

•	The transfer of FITB associated with the hospitals business to the acquirers of that business; and

•	The write-down of deferred tax balances resulting from entering the Australian tax consolidation regime.

Sale proceeds receivable relates to amounts owed by Linfox to Mayne regarding the logistics sale. Receipt of the proceeds is subject to the resolution of disputes between the parties regarding the net asset adjustments on completion.

II. PHARMA

1. Pharmaceuticals

Mayne’s pharmaceutical business is focussed on the research, development, manufacture and sale of specialty pharmaceuticals with a particular emphasis on generic, injectable oncology (anti-cancer drugs – primarily cytotoxic agents) and related therapeutic areas. It also encompasses a growing presence in branded generics and proprietary products which are marketed to specialists such as oncologists, urologists and anaesthetists. Cytotoxic drugs are poisonous compounds making them complex to develop and manufacture. This specialist expertise creates competitive barriers to entry generally resulting in higher margins for longer periods of time following generic market formation. Depending on the particular region, Mayne sells its products directly to hospitals and medical clinics, to distributors and group purchasing organisations, and/or to governments through tender processes. Mayne has strong, established market positions in Europe, the United Kingdom, Canada and Australia and is building its presence in the United States.

Results Summary

Mayne Pharma’s performance in the first half of fiscal 2004 was in-line with management expectations. Despite continuing to grow revenue in 1H04, a weaker pipeline of new products in the current year, intense price competition for key products in the US, as well as a significantly stronger Australian dollar has weakened earnings and margins in the business. However, adjusting for foreign exchange fluctuations, EBITA for Pharmaceuticals would have been slightly higher than the prior corresponding period.

Revenue Growth

Total ($m)	224.4	235.8	245.1

Reported revenue for Mayne Pharmaceuticals increased 9.2% over the prior corresponding half (or 20% adjusted for foreign exchange fluctuations). This was driven by growth in the Asia Pacific and Europe, Middle East and Africa (EMEA) regions offset by a decline in revenue in the Americas. In Europe, revenue increased 21% on the same half last year (it would have been 32% using the prior corresponding period’s foreign exchange rates). The Americas revenue result was 17% lower than the same half last year (4% higher than the prior corresponding period before foreign exchange impact), and Asia Pacific’s revenue was up 21% on last year’s first half revenue (23% before foreign exchange impact).

Mayne has experienced significant growth in many continental European markets on the back of its geographic expansion growth strategy initiated almost 18 months ago. This strategy levers Mayne’s manufacturing and sales capabilities by taking products currently manufactured for other regions and selling them into new countries. Revenue generated in France and Germany has more than doubled over the prior corresponding period, whilst sales in Italy, Portugal and Spain have each increased more than 40%. Pamidronate has continued to be a strong performer for Mayne in EMEA.

Mayne’s US pharmaceuticals business had a relatively difficult half as competition for the sale of pamidronate intensified with new competitors entering the market. As a result, average selling prices for pamidronate decreased sharply in 1H04 in comparison to the prior two periods. Sales of hydromorphone (launched in 2H03) and morphine exceeded plan for the half. Price erosion for pamidronate was significantly less in Canada resulting in solid revenue for the country despite negative currency movements.

Reported revenue in Asia Pacific increased 20.8% over the prior corresponding period due to strong relative performances from propofol, epirubicin and vancomycin in Australia and New Zealand as well as a strong contribution from the export of Doryx. In November 2003, Novartis received a PBS listing for Zometa®, a newer drug which is used for the treatment of hypercalcemia of malignancy, and will now compete more directly with pamidronate in Australia. Revenue derived from Asia increased 20% over the prior period with growth across most countries resulting from renewed purchases following the SARS outbreak in 2H03.

Operating Performance

($m)	1H03	2H03	1H04
Revenue	224.4	235.8	245.1
EBITDA	53.0	57.3	51.8
D&A	24.6	26.8	26.1
EBIT	28.4	30.5	25.7

*	Includes other amortisation related to capitalised R&D, and operating rights and licences.

Earnings decreased slightly at the EBITDA and EBIT levels in comparison to the prior two periods. However, assuming that foreign exchange rates were held constant at their average for 1H03, EBIT would have been $29.8 million or $4.1 million higher in 1H04 than was reported and $1.4 million higher than in the same period last year.

EBITA Margin

EBITA margins decreased to 18.3% in 1H04 as a result of:

•	the weak pipeline of new product launches and expected price erosion across the portfolio as it matures, in particular pamidronate in the US;

•	declines in contract manufacturing margins caused by the loss of the Abbott paclitaxel contract in 1H03; and

•	production inefficiencies in July 2003 caused by industrial action at the Mulgrave, Victoria plant.

Return on Capital Employed

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

ROIC achieved for the Pharmaceuticals business was 5.9% on a ROIC basis, which includes goodwill arising from the Faulding and paclitaxel acquisitions, and 19.4% on a RONTA basis. Consistent with our expectations, ROIC and RONTA weakened as earnings margins decreased and capital employed increased resulting from the paclitaxel acquisitions completed late in the first half.

As announced in December 2003, Mayne has committed to a $60 million capital expenditure program to increase manufacturing capacities at its Mulgrave and Aguadilla manufacturing sites. The majority of the Mulgrave capital expenditure will occur in fiscal 2005, whilst the Aguadilla expansion will occur primarily in the current financial year.

Research & Development (“R&D”)

Research and development costs as a percentage of total revenue was 9.1% in the first half of fiscal 2004. In absolute dollars, R&D has decreased slightly over the prior corresponding period due to efforts by Mayne to focus its scientists on core activities as well as streamlining the cost base of the R&D group. Importantly, R&D expense increased over the prior period resulting from additional legal expenses associated with various molecules as well as the purchase of high value raw materials for molecules in the pipeline.

New Country Approvals (1)

	Dec-02 (6 mths)	Jun-03 (2) (6 mths)	Dec-03 (2) (6 mths)

Americas	7	4	1
EMEA	23	13	7
Asia Pacific	15	11	7

	45	28	15

(1)	The number of country approvals tends to be larger in the EMEA and Asia Pacific regions because these regions are comprised of many more smaller countries than the Americas (primarily the US, Canada, Mexico and Brazil) and each country requires their own regulatory approval before a product may be marketed.
(2)	Includes tentative approvals of carboplatin in 2H03 and fluconazole in 1H04.

Mayne’s product development pipeline focuses on injectable pharmaceuticals in oncology and related therapeutic areas such as pain management and anti-infectives. As previously foreshadowed to the market, Mayne’s product approvals for fiscal 2004 are expected to be weaker than in prior and subsequent years. Mayne received tentative approval from the US FDA in 1H04 for fluconazole, the generic name for Pfizer’s branded product Diflucan®. A six-month paediatric extension has since been granted to Pfizer. Mayne expects to launch upon market formation in August 2004. According to IMS data, the current local market value for Diflucan in the US is approximately $US200 million.

Mayne received 15 approvals to market products from various country regulatory agencies in 1H04. This has decreased significantly over the 45 approvals received in the prior corresponding period as a result of the weaker pipeline of new drugs in fiscal 2004. The higher number of approvals in 1H03 corresponds to the launching of pamidronate across several countries in the period, progressing with Mayne’s geographic expansion strategy, as well as to the broader range of drugs for which approvals were received.

Product Pipeline

Fiscal 2004-2010

Product pipeline	# of product approvals	# of country approvals	Local Market Value ($USm)

Internal development
Americas	18	27	4257
EMEA(1)	12	133	1822
Asia Pacific	8	10	56.5

	38	170	6,135

In-licensing/acquisition(2)
Americas	19	22	1198
EMEA	4	24	250
Asia Pacific	11	11	89

	34	57	1,537

Geographic expansion
EMEA	6	13	127

	6	13	127

TOTAL PIPELINE OPPORTUNITY	78	240	7,800

(1)	Internal development in EMEA includes market value opportunity for paclitaxel whether through the Ivax partnership or through internal development.
(2)	Includes acquired/in-licensed products as well as products where reasonable likelihood of acquisition/in-licensing exists. Only estimated to 2006.

Mayne has 50 molecules in its product pipeline, for which approvals are sought between now and 2010. Mayne expects these molecules will result in 78 regional product approvals across Mayne’s three operating geographies and 240 country approvals representing a current local market value opportunity (based on current IMS data) amounting to approximately $US7.8 billion. The pipeline has increased from approximately $US3.8 billion in 2001 when Mayne acquired the business.

Of the 240 country approvals being sought, Mayne has already filed 85 applications with various regulatory agencies representing a total market value for the branded equivalents of approximately $US1.9 billion. Included in this figure are applications for which we have received tentative approval (for example Carboplatin and Fluconazole in the United States). Mayne has 155 applications that it expects to file between fiscal 2004 and 2010, which have a current local market value of $US5.9 billion.

The strength of Mayne’s internally developed pipeline is evidenced by the $US6.1 billion in annual sales currently being generated by branded versions of the products. Mayne’s pipeline from acquisition and in-licensing activities is also anticipated to deliver growth in the 2004 through 2006 fiscal years with the recent acquisition of paclitaxel assets in the US from NaPro Biotherapeutics, Inc. and Abbott Laboraties, and several smaller product acquisitions.

Major product launches in fiscal 2005 that have been announced to the market, are expected to include: fluconazole (LMV- approximately $US 200 million) in August 2004; and, carboplatin (LMV - approximately $US720 million) in October 2004 as the innovator received a paediatric patent extension.

Mayne has advised that it has entered into a collaboration arrangement with Ivax Corporation for the sale of generic paclitaxel in Europe (LMV – approximately $US450 million). This agreement combines Mayne’s supply chain strengths in sourcing the paclitaxel active pharmaceutical ingredient, manufacturing the finished product and selling to hospital groups across Europe, with Ivax’s strong dossier position and potential for early market entry.

Major product launches in fiscal 2006 that have been announced to the market are expected to include: propofol (LMV- approximately $US530 million) in the first half of fiscal 2006; and, ondansetron (LMV – approximately $US538 million) in the first half of 2006, subject to the outcome of Mayne’s paragraph IV filing and litigation with the innovator.

Mayne’s pipelines in fiscal 2005 and 2006 include a significant number of medium sized product launches which cannot be discussed due to commercial sensitivities.

2. Consumer Products

Mayne Consumer Products develops, manufactures and markets nutraceutical and over-the-counter products through the pharmacy, grocery, health food store and direct-to-consumer sales channels. It is one of the largest manufacturers of dietary supplements in Australia with several leading brands in its portfolio including: Natures Own®, Bio-Organics®, Cenovis®, Natural Nutrition® and Golden Glow®.

Results Summary

Consumer Products generated a strong result in 1H04 – after taking into account the impact of the Pan Pharmaceuticals Limited (Pan) recall. Earnings exceeded expectations resulting from the pipeline refill as well as resilient demand by consumers. The next six months are expected to see a return to normal trading conditions so as to be able to assess the continuing impact of Pan as players have now largely re-established themselves in the market. Competition is expected to remain intense as the leading players jockey for market share and shelf space.

Revenue Growth

Total ($m)	108.7	92.6	69.6

*	Discontinued businesses in prior periods reflect historial sales of businesses discontinued up to 31 December 2003.

Continuing business revenue declined 21.3% over the prior corresponding period and 3.1% sequentially. This decline was primarily caused by the full period impact on the industry, and Mayne specifically, from the Pan recall in April 2003. The Australian Therapeutic Goods Administration (“TGA”) revoked Pan’s licence to manufacture nutraceutical products due to unsafe manufacturing processes. The recall was the largest in Australia’s history, requiring Mayne to recall over two million individual products.

Mayne was a significant customer of Pan and has initiated legal proceedings against Pan to recover the costs and damages associated with the recall. The success of these proceedings is uncertain at this stage.

Since Pan, Consumer Products has increased the proportion of goods manufactured in-house at its Virginia, Queensland facility to approximately 70% of total volume sold. This has the dual benefits of having greater control over manufacturing quality and potentially lower manufacturing costs as sales volumes recover. Importantly, the TGA recently conducted a spot audit of the Virginia facility and no critical issues were identified.

In addition due to the effect of the Pan recall, revenues have declined as a result of a proactive decision late last fiscal year to streamline the product portfolio to focus on higher margin, higher return SKUs. Over 90% of Mayne’s continuing Consumer Product portfolio is back on retail shelves.

Mayne’s brands continue to resonate with customers as demonstrated by strong rebounds in market share in both pharmacy and grocery. According to Aztec Information System statistics at 30 November 2003, Mayne was once again the leader in the combined pharmacy and grocery market with a market share (by volume) of approximately 21%. However, incremental market share gains are likely to become increasingly difficult as competition for shelf space intensifies.

Going forward, Consumer Products will continue focusing on the re-building process that commenced in 1H04. This includes unprecedented investments in sales and marketing of the Nature’s Own brand and establishing retailer support programs to help further educate both retailers and general consumers about the health benefits of nutraceutical supplements.

Operating Performance

($m)	1H03	2H03	1H04
Revenue	108.7	92.6	69.6
EBITDA	1.2	(3.6)	6.4
D&A	4.9	3.9	4.2
EBIT	(3.7)	(7.5)	2.2

The Consumer Products business has undergone significant restructuring in the last two years. Operating earnings at the EBITDA level increased by $10 million over the prior period to $6.4 million. This strong rebound was the result of:

•	the product mix initiatives introduced in the period (discussed above);

•	the pipeline refill in 1H04 for products that were recalled in 2H03;

•	a lower fixed-cost base resulting from restructuring activities undertaken both prior to and following the Pan recall including the rationalisation and divestment of the dermaceutical businesses; and,

•	continuing focus on process improvement at the Virginia manufacturing sites. The Virginia facility is operating at target efficiency levels in both manufacturing and packaging.

EBITA Margin*

*	Continuing business only.

The Consumer Products division increased its continuing EBITA contribution by $6.0 million to $4.9 million in 1H04. Earnings growth in the second half will be more difficult to achieve since substantially all products are now back on retailer shelves, manufacturing efficiency improvements will be incremental and competition for shelf space is very intense.

Return on Capital Employed*

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Excludes businesses discontinued.

ROCE has significantly improved over the prior period, on a both a ROIC and RONTA basis, and decreased slightly over the prior corresponding period. The trend in ROIC and RONTA over the last two reporting periods demonstrates the impact the Pan recall had on the Consumer Products business and the significant rebuilding process currently being undertaken to improve its returns to shareholders.

III. DIAGNOSTIC SERVICES

1. Pathology

PATHOLOGY

The pathology business is mildly seasonal. The second half of the fiscal year tends to generate greater demand than the first half due to strong revenues in the first quarter of each calendar year. Accordingly, the compendium analysis will focus primarily on an analysis of current results in comparison to the prior corresponding period because this is more relevant.

Results Summary

The pathology business reported a solid result in the face of weaker industry episode growth rates and operating cost increases. The Federal Government approved a 3.1% fee increase effective 1 December 2003. This fee increase, in conjunction with the seasonally stronger second half, should help improve margins in the second half of the fiscal year. Mayne Pathology Services purchased Queensland Medical Laboratories (QML) on 1 October 2002 and acquired the remaining 68% stake in Gippsland Pathology Services (GPS) on 1 July 2003. Both QML and GPS are delivering results beyond expectations.

While the operational performance of the pathology business continued to improve, the final EBIT result was affected by the re-weighting of head office functional cost allocations which occurred consequent upon the hospital and logistics sales as the scale economies created by these divested businesses ceased. This allocation change has been effected in the 1H04 accounts, resulting in reduced operating margins for both the pathology and diagnostic imaging businesses, and higher margins in hospitals. Excluding functional cost allocations, EBITA margins would have been higher in 1H04 than the prior corresponding period.

Number of Episodes

Total (m)	3.37	4.19	4.52

*	For the period Oct 2002 – June 2003
**	From 1 Jan 2003, results for WA and NSW include examinations for two sites (one site for each state) that were acquired as part of the QML transaction

Total episodes increased 34.1% over the prior corresponding period to 4.52 million. This growth was primarily the result of the QML and GPS acquisitions completed on 1 October 2002 and 1 July 2003 respectively. Excluding the impact of acquisitions, organic episode growth was 3.7% over the prior corresponding period. This compares to market growth in episodes of 2.4% based on data published by the HIC. Each state grew well in excess of the market, continuing the strong market share gains from 2H03.

Revenue Per Episode

Revenue per episode increased 2.6% over 1H03 to $52.10. The increase was largely due to the full period impact of QML (acquired on 1 October 2002) in 1H04 which generates a higher average fee than other states due to episode mix and historical pricing initiatives. The slight decrease in average fee in comparison to the prior period is the result of the acquisition of the GPS business which is predominantly a bulk billing practice, as well as, a slightly higher percentage of bulk billing in WA. In addition, the second half generally has higher average fee results due to an increase in the number of histology tests in this period. The fee increase approved by the Federal Government on 1 December 2003 should lead to an increase in revenue per episode in the second half.

Episodes Per Workhour

Episodes per workhour for the overall business increased to 1.14 in the first half of fiscal 2004 from 1.09 in the prior corresponding period. Productivity improved in each state in comparison to the same half last year with the biggest improvements coming from QML and Laverty in NSW which both showed gains in excess of five percent. Excluding the QML and GPS acquisitions, episodes per workhour improved 4.3% to 1.22 when compared with the prior corresponding period.

Revenue Growth

Total ($m)	171.1	218.7	235.5

*	Acquisition results include:
1.	QML revenues from 1 October 2002; and
2.	GPS revenues from 1 July 2003.

Reported revenues increased 37.6% in 1H04 over the prior corresponding period to $235.5 million. Excluding acquisitions, organic growth was 6.6%, significantly higher than the corresponding increase in Medicare benefits paid of 4.7% (source: AAPP Medicare Statistics Report – December 2003).

Operating Performance

($m)	1H03	2H03	1H04

Revenue	171.1	218.7	235.5
EBITDA	25.6	35.3	33.6
D&A	8.7	12.2	12.7
EBIT	16.9	23.1	20.9

Pathology revenue continued to grow strongly in 1H04 on the back of incremental contributions from the QML and GPS acquisitions and continued market share growth in all states. Reported revenue increased 37.6% over the prior corresponding period and EBITDA increased 31.3%. Both QML and GPS are performing beyond expectations, having generated revenue and earnings in excess of plan in the first half.

In comparison to the prior corresponding period, EBIT increased 23.7% on the back of incremental contributions from the acquired businesses.

EBITA Margin

EBITA margins declined to 11.7% from 12.3% in the prior corresponding period. Consistent with the result for the Diagnostic Imaging business, earnings were negatively affected by a higher allocation of head office functional costs in the current period than prior periods. Excluding functional cost allocations, Pathology’s EBITA margin in 1H04 was higher than the prior corresponding period. Importantly, margins in Mayne’s NSW business improved for the third consecutive half in 1H04.

Return on Capital Employed

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

Return on capital employed for pathology measured on a ROIC basis was 7.6% in the first half. The decline over the prior two periods is the result of a slight decline in operating margins and a higher level of invested capital. RONTA declined marginally over the prior corresponding period.

MEDICAL CENTRES

Operating Performance

($m)	1H03	2H03	1H04
Revenue	21.5	20.7	20.1
EBITDA	0.3	0.0	1.8
D&A	2.2	2.1	2.2
EBIT	(1.9)	(2.1)	(0.4)

Mayne’s medical centres business performed one million consultations across its 54 sites in 1H04. This represents a 2.5% increase in consultations over the prior corresponding period. Reported revenue declined $1.4 million (or 6.5%) in comparison to 1H03 due to the sale of the Corporate Health Management (“CHM”) business at the end of the last fiscal year. Excluding CHM, revenue increased 8.6% over the prior corresponding period.

EBIT has increased $1.5 million to a loss of $435,000 in comparison to the prior corresponding period on the back of improving base business revenues and strong cost control. Included in the 1H04 result is approximately $225,000 of non-recurring divestment costs related to CHM.

EBITA Margin*

*	For continuing business only.

EBITA margins for the continuing business improved to 8.6% in 1H04. This improvement is attributable to:

•	The increase in consultations over the prior periods;

•	Continued improvement in fee per consultation;

•	Divestment of the loss-making CHM business last year; and

•	Strong cost and management controls implemented across the business.

Declines in GP attendances and a shortage of GPs nationally continues to pressure operating margins. Changes to Medicare by the Federal Government in the second half may help with further progessive improvements in Medical Centre earnings.

2. Diagnostic Imaging

The diagnostic imaging business is mildly seasonal. The first half of the fiscal year tends to generate slightly greater demand largely due to the higher number of public holidays in the second half. This generally results in higher revenues and earnings in the first half all else being equal. Accordingly, this analysis will focus primarily on an analysis of current results in comparison to the prior corresponding period.

Results Summary

Diagnostic Imaging posted a solid result growing revenue by 55% and EBIT by 32% over the prior corresponding period and the prior period. This growth was on the back of the Pacific Healthcare and QDI acquisitions in 2H03, and Melbourne Ultrasound for Women in 1H04. Revenue growth for Mayne’s underlying business at 6.1% well exceeded the market (defined by Medicare outlays for imaging examinations) which grew at 3.8%.

The industry is growing at rates well below the national funding agreement ceiling of 5%, which puts pressure on operator margins. In accordance with the new five-year funding agreement signed last year, Mayne is hopeful that an appropriate price increase will be implemented by the government in the upcoming months.

While the operational performance of the pathology business continued to improve, the final EBIT result was affected by the re-weighting of head office functional cost allocations which occurred consequent upon the hospital and logistics sales as the scale economies created by these divested businesses ceased. This allocation change has been effected in the 1H04 accounts, resulting in reduced operating margins for both the pathology and diagnostic imaging businesses, and higher margins in hospitals.

Number Of Examinations

Total (000s)	796.1	923.8	1,145.4

Total examinations for Diagnostic Imaging increased 43.9% over the prior corresponding period to 1.15 million in 1H04. The bulk of the increase resulted from the acquisitions of: Queensland Diagnostic Imaging (QDI) in late May 2003; the 10 Pacific Healthcare sites in NSW in February 2003; and Melbourne Ultrasound for Women (“MUW”) on 1 August 2003. Excluding these acquisitions and the divestment of our imaging operations in Western Australia and Tasmania where Mayne lacked critical mass, examinations were consistent with the prior corresponding period.

According to statistics released by the Australian Diagnostic Imaging Association, the overall market for diagnostic imaging examinations increased 1.7% in 1H04 over the prior corresponding period. Examination growth in Mayne’s underlying business was below market due to fee increases which softened demand. However, the drop in demand was more than offset by an increase in average fee for the business which resulted in revenue growth well in excess of the market.

Revenue Per Examination

Revenue used for this calculation relates to patient billings only.

Total revenue per examination increased 7.8% over the prior corresponding period driven by four factors:

•	New price initiatives instituted by Mayne for selected examinations;

•	An increased focus on private billing examinations;

•	Continued growth in higher modality examinations over prior periods which generate higher revenues per examination; and

•	The divestment of the Tasmanian and WA operations which tended to have lower average fees than the other states.

Examinations Per Work-hour

Non-radiologist examinations per work hour decreased to 0.97 in the most recent half. This is partially due to Mayne’s focus on higher modality examinations which generally take longer to perform than general x-ray. Overall productivity was disappointing however, with the need to better manage rostering across the business. Consistent with the approach taken by Mayne’s hospitals business last year, operational responsibility is being devolved with commercially experienced state managers having been appointed to manage local operations. This local accountability is expected to have a positive impact over time.

Revenue Growth

Total ($m)	90.1	109.1	139.7

Reported revenue for 1H04 increased 55.1% over the prior corresponding period primarily driven by the contributions of the QDI, Pacific Healthcare and MUW acquisitions. Excluding acquisitions and divestments made during the last three halves, underlying revenue for the division increased 6.1% in 1H04, well exceeding the growth in Medicare outlays for diagnostic imaging examinations of 3.8% (according to statistics released by the HIC).

Operating Performance

($m)	1H03	2H03	1H04
Revenue	90.1	109.1	139.7
EBITDA	18.1	18.7	24.7
D&A	8.4	9.8	11.9
EBIT	9.7	8.9	12.8

Revenue and earnings for Diagnostic Imaging increased significantly over prior periods primarily due to the acquisitions previously discussed. EBITDA increased $6.6 million (or 36.5%) over the prior corresponding period and EBIT for the business increased $3.1 million (or 32.0%) to $12.8 million. Depreciation and amortisation expenses increased to $11.9 million resulting from higher fixed asset and goodwill balances associated with the business acquisitions.

EBITA Margin

EBITA margin is disappointing having only improved slightly over the prior period to 11.6%. Market growth continues to run below the 5% funding agreement cap with no bulk billing fee increases. In turn, this has put pressure on margins while costs such as medical indemnity insurance and salaries continue to increase. Finally, the re-weighting of head office functional cost allocations amongst the business units has lowered margins in the current half, when compared to prior halves.

Return on Capital Employed

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.
*	Due to the acquisition of Pacific Healthcare and QDI businesses in the period, weighted average Invested Capital and Net Tangible Assets have been used.

ROIC for Diagnostic Imaging decreased to 7.7% in 1H04 from 9.1% in the prior corresponding period. This disappointing result has been primarily caused by the lower earnings margin of the business.

RONTA improved to 18.4% because the increase in earnings contribution over the prior corresponding period exceeded the increase in net tangible assets in the Diagnostic Imaging business.

IV. PHARMACY SERVICES

Mayne’s Pharmacy Services business unit is the largest distributor of ethical (prescription) and over-the-counter (OTC) products to Australian retail pharmacies holding approximately 35% market share. Mayne also operates a retail services program that provides marketing, branding, purchasing and/or business services for over 500 pharmacies Australia-wide. The pharmacy services industry is seasonal, generally resulting in stronger revenue in the first half of the fiscal year (Autumn and Winter). Accordingly, analysis of the 1H04 results is primarily performed in comparison to the prior corresponding period.

Results Summary

Pharmacy Services reported a somewhat disappointing result in 1H04 as the result of a difficult operating period for the business. Revenue increased 6.9% and EBITDA decreased 11.0% in comparison to the same period last year. Despite strong cost controls, competition intensified in the latter part of the half driven by opportunistic and aggressive pricing strategies undertaken by competitors during the broadly reported pharmacy sale process in October and November 2003. The divestment process also limited Mayne’s ability to respond to competitor initiatives. Mayne has now initiated a series of performance improvement strategies which are expected to deliver improvements in 2H04.

Revenue Growth

Pharmacy Services reported 6.9% growth in revenue over the prior corresponding period. According to IMS data the retail pharmacy wholesaler market grew 8% over the same period. Mayne’s share of the market declined approximately one quarter of one percent over the past year. The other two large competitors in the market (Sigma and API) have aggressively chased market share, particularly in Victoria and Tasmania. In addition, short line wholesalers continued to make inroads in the market.

Relative Sales Contribution

The relative contribution of revenue from the various sales channels was consistent with the prior period. Hospital and Other Services revenue contributed a larger proportion to total revenue in comparison to the prior corresponding period due to robust sales in the Hospital channel, particularly in South Australia where Mayne has been successful in penetrating new and existing accounts.

Operating Performance

($m)	1H03	2H03	1H04
Revenue	995.4	948.0	1,063.7
EBITDA	24.3	22.4	21.6
D&A	10.0	6.8	5.9
EBIT	14.3	15.6	15.7

EBITDA decreased approximately $2.7 million (or 11%) over the prior corresponding period resulting from discounting measures taken to retain market share, as well as a decrease in the level of higher margin, over-the-counter (OTC) products as a percentage of total product mix. Mayne is working hard to streamline its cost base and improve quality of service and productivity through new logistics processes and better inventory management systems. Working capital is being managed closely with improved DSO and debtors ageing than 1H03. EBIT increased 9.7% over the prior corresponding period to $15.7 million. This improvement was primarily driven by reduced goodwill amortisation following the write-down in Pharmacy Services to its net recoverable amount in June 2003 using a newly introduced discounted cash flow methodology.

EBITA Margin

EBITA margins declined to 1.84% in 1H04 due to the impact of:

•	An intensely competitive pricing environment;

•	A deterioration in mix towards lower margin ethical products; and

•	Temporary labour overruns in NSW early in the fiscal year due to the use of a higher number of non-permanent staff.

Overall, costs have been well controlled. Management will be implementing a number of strategies in 2H04 designed to improve revenue outcomes and improve customer service, whilst maintaining a strong focus on costs and productivity.

In addition, management will implement a range of initiatives to improve trading gross profit. These initiatives include the promotion of higher margin OTC products, improved private label sales in our branded pharmacies and targeted pricing strategies on a selected product and market basis.

Return on Capital Employed

(1)	Return on Invested Capital – calculated as EBITA less notional tax expense divided by average Invested Capital (net assets, including goodwill adding back accumulated goodwill amortisation) and expressed as an annualised percentage return.
(2)	Return on Net Tangible Assets – calculated as EBITA less notional tax expense divided by net assets (Excluding goodwill but including brand names, licences etc.) and expressed as an annualised percentage return.

ROIC for the pharmacy business increased from 6.6% to 6.8% in comparison to the prior corresponding period primarily due to the write-down in goodwill recognised in the 2003 full year result. RONTA, which excludes the impact of goodwill, for the half declined to 11.9%. ROIC and RONTA are expected to improve in 2H04 as a result of the revenue and cost initiatives being undertaken to improve trading gross profit.

Brand and Memberships

	Dec-02	Jun-03	Dec-03
Terry White Chemists®	107	107	112
Chemmart®	228	216	207
HealthSense®	85	83	68
The Medicine Shoppe®*	9	14	11

	429	420	398
Synergy (unbranded)	130	136	119

	559	556	517

*	The Medicine Shoppe® is a registered trademark of Medicine Shoppe International used under licence.

Mayne’s Brand and Banner Memberships were lower in comparison to the prior period. However, Terry White achieved good growth in the period. The losses were mostly sustained in Mayne’s Synergy® operation, which performs purchasing and other business services for its members, and Chemmart®. Chemmart® undertook a member rationalisation in order to better align its membership base with the launch of the Master Membership initiative. This initiative is designed to give Chemmart® pharmacies a similar look and feel. Substantially all of Synergy’s membership loss came from the withdrawal of one large member. Mayne will be strengthening its brand propositions as part of a revitalised retail strategy in order to attract and retain members in what will continue to be a very competitive market.

V. SIGNIFICANT ITEMS AND DISCONTINUED BUSINESSES

Significant Items

	1H04
	Gross	Tax	Net
	($m)	($m)	($m)
Net Profit on sale of hospitals	0.5	—	0.5
Loss on move to Tax Consolidations	—	(6.5)	(6.5)

Net Significant Items	0.5	(6.5)	(6.0)

On 21 October 2003, Mayne announced the sale of its network of 53 private hospitals in Australia and Indonesia to a private equity consortium comprising Ironbridge Capital Pty Limited, CVC Asia Pacific Limited, GIC Special Investments Pte Limited and Mayne’s Hospitals management (the Buyers). As foreshadowed at the time of the announcement Mayne anticipates the net proceeds after transaction costs to be approximately equal to the business’ book value.

The deal is comprised of three basic components for the 53 hospitals.

•	On 1 December 2003, Mayne successfully divested and received the sale proceeds for the 41 hospitals in which Mayne owned a freehold interest.

•	The three Indonesian hospitals, which are included in the agreement, have received approval from BKPM (Indonesia’s equivalent of the Australian Foreign Investment Review Board). Mayne is in the process of completing the sale of these hospitals to the Buyers.

•	The remaining nine hospitals, six collocations and three privatised public hospitals, require the relevant State Government approvals for the transfer of legal ownership. Mayne and the Buyer have entered into discussions with the relevant bodies regarding the final transfer of ownership of these nine hospitals. The agreement between Mayne and the Buyer includes these nine hospitals subject to gaining such approvals. Discussions with the relevant authorities are proceeding in accordance with our expections.

Mayne has recently elected to enter the tax consolidation regime. The new tax consolidation regime calculates tax for a company with a large number of subsidiaries at the parent entity level. As a result of entering the tax consolidation framework, Mayne needed to reset the value of underlying asset classes for tax purposes. As a result of this revaluation, the total value of depreciable asset classes decreased and the level of non-tax deductible goodwill increased for tax purposes resulting in the write-down of deferred tax assets of $6.5 million. Mayne expects the cash impact to be nil over the long term.

Discontinuing Businesses

Hospitals

($m)	1H03	2H03	1H04
Revenue	652.6	634.5	557.4
EBIT	25.3	29.3	37.9

The discontinuing businesses result in 1H04 relates almost entirely to the hospitals business and accordingly the analysis will focus on these results.

On 1 December 2003, Mayne sold the 41 private hospitals held through freehold interest to a consortium of private equity buyers. The remaining 12 hospitals in the portfolio are awaiting regulatory approvals prior to completing their sale. Three of these hospitals are based in Indonesia and have received BKPM approval (equivalent of Foreign Investment Review Board approval in Indonesia). Mayne is in the process of completing the sale of these hospitals to the Buyers. Nine hospitals are either co-located or privatised hospitals (C&P) which require State government consent prior to transfer of ownership. The regulatory approval processes for these hospitals are progressing. The respective proceeds from each of the nine C&P hospitals is being held in escrow pending receipt of the requisite approvals. Funds will be released as each hospital is approved. Proceeds with respect to the three Indonesian hospitals will be transferred from the acquirers to Mayne upon completion.

The reduction in revenue in the hospitals business versus prior periods is primarily due to the shorter (5 month) operating period for the business in 1H04 as well as the sale of the six underperforming hospitals to Healthscope and Sunbury Private Hospital to Primelife Corporation. Hospitals EBIT continued its progressive improvement on the back of strong cost controls and productivity, the re-weighting of head office functional costs towards Diagnostic Services, as well as the divestment of the seven underperforming hospitals referred to above.

ASX Appendix 4D